SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)
October 21, 2003

eCollege.com

(Exact name of registrant as specified in its charter)

Delaware	**000-28393**	**84-1351729**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4900 South Monaco Street
Denver, Colorado 80237
(Address of principal executive offices)

(303) 873-7400
Registrant's telephone number, including area code

N/A
Former Name or Former Address, if Changed Since Last Report

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

c) Exhibits. The following exhibits are filed with this report.

Exhibit Number	Description
99.1	Press release dated October 21, 2003, "eCollege[(SM)] Announces Net Income of $0.04 Per Share and Record Revenue of $7.6 Million for the Third Quarter 2003; *Enrollment Fee Revenue Increases 41Percent*"

ITEM 12.   RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On October 21, 2003, eCollege issued a press release announcing its earnings for the quarterly period ended September 30, 2003. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety by reference.

Limitation on Incorporation by Reference. In accordance with General Instruction B.6 of Form 8-K, the information furnished in this Item 12 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Cautionary Note Regarding Forward-Looking Statements. Except for historical information contained in the press release attached as an exhibit hereto, the press release contains forward-looking statements which involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. Please refer to the cautionary note in the press release regarding these forward-looking statements.

The above information can also be obtained from eCollege's website at www.eCollege.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 21, 2003


eCollege.com
By: /s/ Oakleigh Thorne
Oakleigh Thorne,
Chief Executive Officer


Exhibit Number	Description
99.1	Press release dated October 21, 2003, "eCollege[SM] Announces Net Income of $0.04 Per Share and Record Revenue of $7.6 Million for the Third Quarter 2003; *Enrollment Fee Revenue Increases 41Percent*"

Exhibit 99.1

For Immediate Release

For Information Contact:

Doug Kelsall

Executive Vice President and CFO

303.873.3897

dougk@ecollege.com

Kristi Emerson

Public Relations Manager

303.873.3788

kristie@ecollege.com

eCollege[SM] Announces Net Income of $0.04 Per Share and Record Revenue of $7.6 Million for the Third Quarter 2003

Enrollment Fee Revenue Increases 41 Percent

DENVER - October 21, 2003 - eCollege[SM] (the Company) [Nasdaq: ECLG], a leading provider of outsource eLearning solutions for online post-secondary education programs, today announced earnings per diluted share of $0.04 for the third quarter of 2003, compared to a net loss of $0.05 per diluted share for the third quarter last year.

eCollege posted record revenue of $7.6 million for the third quarter ended September 30, 2003, an increase of 25 percent from $6.1 million for the third quarter of 2002. Revenue from student fees increased 41 percent to $6.5 million, up from $4.6 million for the same quarter last year.

"Achieving strong increases in net income and cash flow from operations demonstrates the scalability of the eCollege business model," said Oakleigh Thorne, chairman and CEO of eCollege. "We have achieved these results while continuing to provide high levels of customer service and invest in new product development to contribute to our customers' long-term success."

Gross profit for the third quarter of 2003 improved to $4.9 million, or 65 percent of revenue, compared to a gross profit of $3.5 million, or 57 percent of revenue, for the same quarter last year. The Company's net income was $800 thousand, more than double second quarter 2003 net income, and compares to a net loss of $900 thousand for the third quarter last year.

The Company's third quarter EBITDA[1] (Earnings Before Interest, Taxes, Depreciation and Amortization) was positive $1.6 million, an improvement over last year's positive $300 thousand for the same period. The Company's positive cash flow from operations of $1.5 million for the quarter compares to negative cash flow from operations of $800 thousand for the third quarter last year.

These financial results do not include the recently announced acquisition of Datamark, Inc., which is on schedule to close around October 31, 2003.

Revenue for the nine-month period ended September 30, 2003 increased to $21.6 million, up from $17.4 million for the same period in 2002. Net income for the nine months ended September 30, 2003 was $700 thousand, or $0.04 per diluted share, compared to a net loss of $4.3 million, or $0.26 per diluted share for the same period last year.

The Company's cash and cash equivalents were $43.1 million as of September 30, 2003, an increase from $15.3 million as of June 30, 2003, and $13.6 million as of December 31, 2002, reflecting positive operating cash flow and net proceeds of a $30.45 million private placement of the Company's common stock. On September 30, 2003, total assets were $52.2 million, deferred revenue was $3.9 million, the Company had no borrowings outstanding under its revolving line of credit, and stockholders' equity totaled $42.0 million.

Highlights of the Company's fourth quarter 2003 financial plan for its eLearning division are as follows:
- It expects revenue to range from $7.6 to $7.8 million.
- It expects total expenses to range from $7.0 to $7.3 million.
- It expects positive net income to range from $500 to $800 thousand, or $0.02 to $0.04 per share.
- It is planning on adopting the fair value-based accounting standard SFAS No. 123 in the fourth quarter. It expects its total non-cash stock-based compensation expense to be approximately $200 thousand for the fourth quarter.
- It will provide updated fourth quarter guidance on a combined basis after the completion of its previously announced acquisition of Datamark, Inc.

The following are highlights from eCollege's third quarter:
- eCollege signed a definitive agreement to acquire Salt Lake City-based Datamark, Inc., the nation's leading outsource provider of integrated enrollment marketing services to the proprietary post-secondary school market. Consideration will be approximately $73 million, consisting of $58 million in cash, $12 million in subordinated notes payable to the sellers, and 150,000 shares of eCollege common stock (valued at approximately $3 million based on the closing price per share of eCollege's common stock on Monday, October 20, 2003).
- Datamark's management has indicated its preliminary estimates of third quarter revenue of $11.5 to $11.6 million, net income of $900 thousand to $1.0 million, with EBITDA of $1.9 to $2.0 million. EBITDA excludes from net income $100 thousand of net interest income and expense, $600 thousand of taxes on income, $150 thousand of depreciation, and $150 thousand of amortization of intangible assets and stock compensation.
- eCollege completed a private placement of 2.9 million shares of eCollege common stock with a group of institutional investors, including several current shareholders, for an aggregate purchase price of $30.45 million.
- For the 2003 summer academic term, which traditionally includes fewer customer enrollment periods and primarily impacts the second and third quarters, the total number of distance student enrollments was 70,498, compared to 52,305 enrollments for the 2002 summer term.
- For the 2003 fall academic term, which primarily impacts both the third and fourth quarters, the total number of student enrollments is expected to exceed 267,000, compared to 157,420 enrollments for the 2002 fall term. Approximately 115,000 of these enrollments represent distance students, up 44 percent from 80,122 distance students in the fall term last year.
- The Company continues to see shifts in its account base as it focuses on clients with large online distance programs. Consistent with this strategy, eCollege signed 10 new customers and allowed 4 contracts to expire this quarter, bringing its total number of customers under contract to 284 at the end of the third quarter. Additionally, the Company completed 12 significant up-sales to existing customers during the third quarter.

Conference Call

eCollege will hold a conference call to discuss its 2003 third quarter financial results and 2003 fourth quarter guidance at 4:30 p.m. Eastern Time on October 21, 2003. Interested parties can listen to the conference call live on the Internet by going to the Investor Relations section of eCollege's Web site at www.eCollege.com and clicking on the "Live Webcast" link. Please access the Web site at least 15 minutes prior to the call to register, download and install any necessary audio software.

For those unable to listen at the designated time, the archived Webcast will be available on eCollege's Web site for the next twelve months. A conference call replay will also be available from approximately 7:30 p.m. Eastern Time on October 21, 2003 until midnight on October 28, 2003. To listen to the replay, participants should dial 800-642-1687. The confirmation ID is: # 3282486.

About eCollege

eCollege [Nasdaq: ECLG] is a leading eLearning outsource provider of technology and services to educational markets. The Company designs, builds and supports some of the most successful, fully online degree, certificate/diploma and professional development programs in the country. eCollege's customers include publicly-traded for-profit institutions, community colleges, public and private universities, school districts, and state departments of education. The Company was founded in 1996 and is headquartered in Denver. For more information, visit www.eCollege.com.

The statements set forth above include forward-looking statements that involve risks and uncertainties. Examples of these forward-looking statements would include statements about expected future revenue, expenses, net income, cash and cash equivalents, profitability, expected student enrollments, continued success of our customers' online programs, product launches, the expected future acquisition of Datamark and successful future integration of Datamark and its revenues and operations into the Company. The Company wishes to advise readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include: the difficulty in predicting future growth due to the undeveloped and rapidly changing market for our products and services; the possibility that we may not be able to achieve continued growth or profitability, or maintain current levels of revenue; our customers' ability to

continue to build and grow their online programs; substantial competition, including pricing competition, in the online education market; our network infrastructure and computer systems failing; the vulnerability of our network to security risks; the Company's possible adoption of SFAS No. 123, requiring the expensing of stock-based compensation; technological developments, emerging industry standards and customer requirements, which continually require the Company to improve its software and service; and the possibility that the Datamark acquisition may not be completed successfully, on time or at all, the Datamark operations could be disruptive to our existing business, may not be successfully integrated, and may not live up to financial or business expectations and the additional debt incurred increases our leverage and fixed debt service obligations. These and other factors, which could cause actual results to differ materially, are also discussed in the Company's filings with the SEC, including its form 10-K for 2002, which was filed on March 28, 2003. The forward-looking statements in this press release are made as of the day hereof and the Company assumes no obligation to update its forward-looking statements.

eCollege is a service mark of eCollege. All other trademarks or registered trademarks are the property of their respective owners.

# # #

eCollege
Condensed Statements of Operations
Unaudited
(in thousands, except share and per share data)

	For the Three Months Ended September 30, 2003	For the Three Months Ended September 30, 2002	For the Nine Months Ended September 30, 2003	For the Nine Months Ended September 30, 2002
Student Fees	$ 6,456	$ 4,579	$ 18,364	$ 13,216
Campus and Course	648	1,097	2,061	2,973
Other	497	403	1,198	1,251
Total Revenue	7,601	6,079	21,623	17,440
Cost of Revenue	2,658	2,601	8,403	8,583
Gross Profit	4,943	3,478	13,220	8,857
Operating Expenses:				
Research and Development	1,389	1,535	4,147	4,276
Sales and Marketing	1,243	1,333	3,808	4,376
General and Administrative	1,539	1,486	4,501	4,440
Total Operating Expenses	4,171	4,354	12,456	13,092
Income (Loss) from Operations	772	(876)	764	(4,235)
Interest and Other Income (Expense), Net	6	(20)	(36)	(44)
Net Income (Loss)	$ 778	$ (896)	$ 728	$ (4,279)
Net Income (Loss) per Share - Basic	$ 0.04	$ (0.05)	$ 0.04	$ (0.26)
Net Income (Loss) per Share - Diluted	$ 0.04	$ (0.05)	$ 0.04	$ (0.26)
Weighted Average Shares Outstanding - Basic	18,095,582	16,340,805	17,007,447	16,312,108
Weighted Average Shares Outstanding - Diluted	19,815,791	16,340,805	18,203,337	16,312,108
Reconciliation of EBITDA to Net Income (Loss)				
Earnings (Loss) Before Interest, Taxes, Depreciation and Amortization(1):				
Net Income (Loss)	$ 778	$ (896)	$ 728	$ (4,279)
Interest, Net	(6)	20	36	44
Taxes on Income	--	--	--	--
Depreciation	436	815	1,525	2,508
Amortization of Capitalized Software and Stock-based Compensation	354	326	1,006	1,081
Earnings (Loss) Before Interest, Taxes, Depreciation and Amortization	$ 1,562	$ 265	$ 3,295	$ (646)

(1) EBITDA is not a generally accepted accounting principle, or "GAAP," measure. However, management believes, based on feedback from investors, analysts and other users of our financial information, that EBITDA is an appropriate measure of evaluating the operating and liquidity performance of the Company at this stage in its life cycle because EBITDA is an indication of the resources available for strategic opportunities and is used by many investors to assess the Company's profitability from current operations. However, this measure should be considered in addition to, not as a substitute for, or superior to, net income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.

eCollege
Condensed Balance Sheets
Unaudited
(in thousands)

	September 30, 2003	December 31, 2002
Assets		
Current Assets:		
Cash and Cash Equivalents	$ 43,090	$ 13,633
Accounts Receivable and Other Current Assets	5,056	3,863
Total Current Assets	48,146	17,496
Property and Equipment (Net), Software Development Costs (Net) and Other Assets	4,100	5,071
Total Assets	$ 52,246	$ 22,567
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts Payable and Accrued Liabilities	$ 3,972	$ 3,685
Deferred Revenue	3,862	3,113
Current Debt Obligations	529	4,074
Total Current Liabilities	8,363	10,872
Deferred Revenue	57	65
Long-Term Debt Obligations	1,290	706
Other Long-Term Liabilities	495	520
Total Liabilities	10,205	12,163
Stockholders' Equity	42,041	10,404
Total Liabilities and Stockholders' Equity	$ 52,246	$ 22,567


eCollege
Condensed Statements of Cash Flow
Unaudited
(in thousands)


	For the Nine Months Ended September 30,	
	2003	**2002**
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 728	$ (4,279)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities-		
Depreciation	1,525	2,508
Amortization of Capitalized Software	941	941
Other, Net	73	218
Changes in-		
Accounts Receivable and Accrued Revenue Receivable	(1,148)	(2,613)
Deferred Revenue	741	1,571
Other Changes in Assets and Liabilities, Net	(62)	(1,196)
Net Cash Provided by (Used in) Operating Activities	2,798	(2,850)
Cash Flows from Investing Activities:		
Purchases of Property and Equipment	(647)	(1,444)
Business Acquisition Costs	(618)	--
Other, Net	7	9
Net Cash Used in Investing Activities	(1,258)	(1,435)
Cash Flows from Financing Activities:		
Proceeds from Issuance of Common Stock, Net of Offering Costs	30,878	172
Proceeds from and Payments on Line of Credit, Net	(2,938)	438
Proceeds from and Payments on Debt Agreements, Net	(23)	156
Net Cash Provided by Financing Activities	27,917	766
Net Increase (Decrease) in Cash and Cash Equivalents	29,457	(3,519)
Cash and Cash Equivalents, Beginning of Period	13,633	16,626
Cash and Cash Equivalents, End of Period	$ 43,090	$ 13,107